Exhibit 99.1

Tarena International, Inc. Announces Share Repurchase Program

BEIJING, December 31, 2021 /PRNewswire/ — Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced that its board of directors (“the Board”) has authorized a share repurchase program under which the Company may purchase up to US$2.5 million of its shares over the next six months (the “Share Repurchase Program”).

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of the repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. The Company expects to fund the repurchases under the Share Repurchase Program with its existing cash balance.

“The Share Repurchase Program illustrates our confidence in pursuing the long-term development and growth of our adult professional education and childhood & adolescent quality education businesses. We will continue to upgrade the quality of our comprehensive products and services and uplift our operational efficiencies so as to improve our financial performance and increase value to our shareholders and the Company.” said Ms. Ying Sun, the Chief Executive Officer of Tarena.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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